April 5, 2021

VIA EDGAR

Beverly Singleton, Office of Manufacturing
Andrew Blume, Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	MERITOR, INC.
Form 10-K for the Fiscal Year Ended September 27, 2020
Response letter dated March 16, 2021
File No. 001-15983

Dear Ms. Singleton and Mr. Blume:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing of Meritor, Inc. (“Meritor,” “we,” “us,” “our,” and the “company”) made in your letter dated March 25, 2021 to Carl D. Anderson II, Chief Financial Officer of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s responses.

Non-GAAP Financial Measures, page 33

1.

We have reviewed your response to prior comment number 1 and note that you propose to change the label of the adjustment from “non-cash tax expense” to “use of NOLs and tax credits.” Please revise your non-GAAP measure to omit this adjustment. Based on the information provided in response to our comment, this adjustment appears to result in an individually tailored income tax measurement method. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We respectfully note the Staff’s comment and will omit this adjustment in future filings.

2.

We have reviewed your response to prior comment number 2. We note that your free cash flow conversion ratio represents free cash flow divided by adjusted income from continuing operations and, as such, is calculated using a non-GAAP measure. Please expand your disclosure to more prominently present a free cash flow conversion ratio using a denominator that is measured in accordance with GAAP. Refer to footnote 27 of SEC Final Rule Release Number 33-8176, Conditions for Use of Non-GAAP measures.

Response: In future filings, we will expand our free cash flow conversion disclosure to more prominently present a free cash flow conversion ratio using a denominator that is measured in accordance with GAAP (e.g., Free Cash Flow / Income from Continuing Operations).

Sincerely,

/s/ Hannah Lim-Johnson
Hannah Lim-Johnson
Senior Vice President, Chief Legal Officer and Corporate Secretary
Meritor, Inc.

cc: Carl D. Anderson II